SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

                             TheStreet Inc.

(Name of Issuer)

                    Common Stock, $.01 Par Value

(Title of Class of Securities)

88368Q103

(CUSIP Number)

FiveMore Fund Ltd

C/O M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street,

George Town, Grand Cayman, Cayman Islands 309 GT

+1/345 749 2552

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                              December 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103		Page 2 of 5 Pages
1	NAME OF REPORTING PERSON FiveMore Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,423,009 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,423,009 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,009 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 88368Q103		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON FiveT Capital AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,423,009 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,423,009 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,423,009 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1.	Security and the Issuer

This first Amendment to Schedule 13D (this “Amendment No. 1”) relates to the shares of Common Stock of TheStreet Inc. (the “Issuer”) and amends the Schedule 13D filed on December 21, 2011 (the “Original Schedule 13D”).

Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 14 Wall Street, 15th Floor, New York, NY 10005.

This Amendment No. 1 is being filed by FiveMore Fund, a Cayman limited liability company (the “Fund”) and FiveT Capital AG, a Swiss self-regulated limited liability company, which acts as Investment Advisor (the “Advisor”, together with the Fund, the “Reporting Persons”) for the Fund.

This Amendment No. 1 is being filed to amend Item 3 and Item 5 of the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund expended an aggregate of approximately $6,646,234 of its own investment capital in open market transactions to acquire the 2,423,009 shares of Common Stock held by it. Since the filing of the Original Schedule 13D, it has acquired 392,329 additional shares.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Amendment No. 1, the Reporting Persons beneficially own an aggregate of 2,423,009 shares of Common Stock, consisting of 2,423,009 shares held by the Fund (the “Shares”).  The Shares represent 7.57% of the Common Stock outstanding. This means an increase of 1.23% since the filing of the Original Schedule 13D.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 32,013,743 shares of Common Stock outstanding as of November 1, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed by the Issuer with the Securities and Exchange Commission on November 3, 2011.

(c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected since the filing of the Original Schedule 13D.

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person since the filing of the Original Schedule 13D.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
30/12/2011	392,329	1.668